EXHIBIT G

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35           )

Filings under the Public Utility Holding Company Act of 1935 (“Act”)

Xcel Energy Inc. (“Xcel Energy”)

               , 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission’s Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by           , 2002, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant application(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After           , 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Xcel Energy Inc. (70-10096)

     Xcel Energy Inc. (“Xcel Energy”), a registered holding company, located at 800 Nicollet Mall, Minneapolis, Minnesota 55402, has filed an application-declaration under Sections 6(a), 7 and 9 of the Act and Rules 53 and 54 under the Act.

     By order dated August 22, 20001, the Commission authorized Xcel Energy, among other things, (i) to issue up to $2.0 billion of common stock and long-term debt and (ii) to issue up to $1.5 billion of short-term debt, through September 30, 2003 (the “Authorization Period”). Xcel Energy requests authority to increase the aggregate amount of common stock and long-term debt securities that it may issue during the Authorization Period from $2.0 billion to $2.5 billion.

1	Holding Company Act Release No. 27218 (“Prior Order”).

     Xcel Energy also requests certain modifications to the financing conditions contained in the Prior Order. In that regard, Xcel Energy requests that the financing authority granted by the Commission in the Prior Order and the financing authority requested in the application in this matter be subject to the following general terms and conditions, where appropriate:

(i) The securities would be issued at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets;

(ii) The maturities of the debt securities would not exceed fifty years;

(iii) Any long-term debt to be issued by Xcel Energy (other than debt securities not rated by the rating agencies) will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization; provided that Xcel Energy requests that the Commission reserve jurisdiction over the issuance of long-term debt in those circumstances where the security, upon issuance, would be unrated or would be rated below investment grade;

(iv) Xcel Energy’s common equity as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization; provided that in any event when Xcel Energy does not satisfy the 30% common equity ratio, Xcel Energy may issue common stock pursuant to this authorization.

(v) The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Xcel Energy will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

     Further, Xcel Energy requests that the Commission authorize Xcel Energy to engage in the financing transactions authorized in the Prior Order and in this proceeding at a time when Xcel Energy does not satisfy the requirement that Xcel Energy maintain a ratio of common equity to total capitalization of at least 30%. This requested authorization is supplemental, and in addition, to the authorization granted by the Commission in Holding Co. Act Release No. 27597 (November 7, 2002) (the “Xcel 30% Order”). In the Xcel 30% Order, the Commission authorized certain specified financing transactions through March 31, 2003, at a time when Xcel Energy’s common equity ratio was less than 30%, provided that Xcel Energy’s common equity ratio was at least 24%. Xcel Energy now requests authorization to issue common stock at any time, even if the 30% common equity ratio is not met. Xcel Energy further requests that, pending completion of the record, the Commission reserve jurisdiction over the authorization of Xcel Energy and its subsidiaries to engage in any other financing transactions authorized in the Prior Order and in this proceeding at any time that Xcel Energy’s common equity is not at least 30% of its total capitalization.

     Subject to the limits described above, Xcel Energy may sell common stock, options, warrants, stock purchase rights and other equity-linked securities or contracts to purchase common stock in any of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or a single purchaser. In addition, Xcel Energy may also issue common stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.

     The long-term debt to be issued by Xcel Energy pursuant to this authorization will be unsecured. Subject to the limits described above, Xcel Energy’s long-term debt (a) may be subordinated in right of payment to other debt and other obligations of Xcel Energy, (b) may be convertible into any other securities of Xcel Energy, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the interest rate pursuant to a remarketing arrangement, and (g) may be called from existing investors by a third party. In addition, Xcel Energy may have the right from time to time to defer the payment of interest on all or a portion of its long-term debt (which may be fixed or floating or “multi-modal”, i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period). Xcel Energy contemplates that long-term debt securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The Prior Order authorizes the formation of one or more Financing Subsidiaries to issue preferred securities and/or long-term debt securities the proceeds of which may be loaned to Xcel Energy. Any issuance of such securities by a Financing Subsidiary established by Xcel Energy will be counted against the $2.5 billion financing limit described above.

     Applicants state that the proceeds from these sales would be used for purposes previously approved by the Commission in the Prior Order. In addition, any use of proceeds to invest in any “energy-related company” within the meaning of Rule 58 under the Act will be subject to the investment limitation of such rule and any investment in an “exempt wholesale generator,” as defined in Section 32 of the Act, or in a “foreign utility company,” as defined in Section 33 of the Act, will be subject to the conditions and limitations imposed on Applicant by the Commission in its order in Holding Company Act Release No. 27494 (March 7, 2002) and as may be imposed by the Commission in the matter pending before the Commission in File No. 70-9635.

     Applicants also request that the Commission reserve jurisdiction over the issuance of additional types of securities within the limitations set forth herein. Xcel Energy may find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period.

     In addition, Xcel Energy seeks authorization of the Commission to declare and pay dividends out of capital and surplus during the Authorization Period in an aggregate amount not to exceed $260 million.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.